MAVERICK ENERGY GROUP, LTD.

135 Jenkins Street

Suite 105B, #356

St. Augustine, Florida 3208

December 21, 2021

Via Edgar Correspondence

Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Maverick Energy Group, Ltd.
Offering Statement on Form 1-A
Filed October 8, 2021
File No. 024-11407

Dear Ms. Barberena-Meissner:

In accordance with your telephone call with our counsel last Wednesday advising that all comments on the Offering Statement on Form 1-A of Maverick Energy Group, Ltd. (the “Company”) have been satisfied, we request that the Company’s Offering Statement on Form 1-A be qualified on Wednesday, December 23, 2021, at 12:00 Noon EST or as soon as possible thereafter.

We confirm that our December 15, 2020 press release will be removed from our website this week and that Colorado has approved our Offering Statement on Form 1-A for sale upon the SEC’s Notice of Qualification of our Offering Statement on Form 1-A. A copy of the letter from the Colorado Division of Securities is enclosed.

In making this request, the Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ James W. McCabe
James W. McCabe
Chief Executive Officer

Encl.

Cc:	Ernest M. Stern, Esq. (w/encl.)

Encl.

COLORADO
Department of Regulatory Agencies
Division of Securities

1560 Broadway, Suite 900, Denver, CO 80202-5150
Tung Chan, Securities Commissioner

December 21, 2021

Sent Via Electronic Mail: estern@cm.law

Maverick Energy Group, Ltd.
C/O Ernest M. Stern, Esq.
Culhane Meadows, PLLC
1701 Pennsylvania Ave. N.W. Suite 200
Washington, DC 20006

Re: Maverick Energy Group, Ltd. Reg A Tier 1 Offering, Cleared for Sale in State of Colorado

Dear Mr. Stern:

The Offering, Maverick Energy Group, Ltd. Regulation A Tier 1, is "Effective or Cleared for Sale" in the State of Colorado. The effective date is the date of SEC "Notice of Qualification."

The fact that these securities are hereby registered does not constitute a finding by the Commissioner that any document filed with the Commissioner in connection with said registration is true, complete, or not misleading. The fact that these securities are hereby registered does not mean that the Commissioner has passed in any way upon the merits or qualifications of, or has recommended or given approval to, these securities. It is unlawful to make, or cause to be made, to any prospective purchaser any representation inconsistent with the foregoing.

If you have any questions or concerns, please do not hesitate to contact me at the undersigned.

Derrick O'Neal

Derrick O'Neal

Securities Examiner

560 Broadway, Suite 900, Denver, CO 80202-5150 P 303.894.2320 F 303.861.2126 V/TDD 303.894.7880
Jared Polis, Governor | Patty Salazar, Executive Director | www.dora.colorado.gov/dos